As filed with the Securities and Exchange Commission on January 21, 2025.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

ABRDN EMERGING MARKETS EQUITY INCOME FUND, INC.

(Name of Subject Company (issuer))

ABRDN EMERGING MARKETS EQUITY INCOME FUND, INC.

(Name of Filing Person (offeror))

COMMON STOCK,

$0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

168834109

(CUSIP Number of Class of Securities)

Lucia Sitar, Esq.

abrdn Emerging Markets Equity Income Fund, Inc.

c/o abrdn Inc.

1900 Market Street, Suite 200

Philadelphia, Pennsylvania 19103

Telephone: (215) 405-5773

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Thomas C. Bogle, Esq.

William J. Bielefeld, Esq.Dechert LLP

1900 K Street N.W.

Washington D.C. 20006

☐ Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1

☒ issuer tender offer subject to Rule 13e-4

☐ going-private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introductory Statement

This Issuer Tender Offer Statement on Schedule TO relates to an offer by abrdn Emerging Markets Equity Income Fund, Inc., a Maryland corporation (the “Fund”), to purchase for cash its common shares, subject to adjustment for fractional shares, at a price equal to 98% of the net asset value (“NAV”) per common share determined as of the close of the regular trading session of the NYSE American, the principal market on which the common shares are traded, on the business day immediately following the day the offer expires or, if the offer is extended, on the business day immediately following the day to which the offer is extended. The offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 21, 2025 (the “Offer to Purchase” and the tender offer made thereby, the “Offer”), and in the related Letter of Transmittal, which are filed as exhibits to this Schedule TO.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1     Summary Term Sheet

This is a summary of the features of the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, you should read carefully the entire Offer to Purchase and the related Letter of Transmittal, which are incorporated herein by reference.

●	The Company is offering to purchase up to 10,150,355 of its issuedand outstanding shares of common stock, par value $0.001 per share (the “Shares”) at a price per Share equal to 98% of their net asset value per Share (that is, the value of the Company’s total assets minus its total liabilities, divided by outstanding Shares) determined as of February 21, 2025 or such later date as may be determined by the Fund if the Offer is extended (the “Valuation Date”). The Shares subject to the Offer represent approximately 20% of the outstanding Shares. The Offer, which begins on January 21, 2025, will remain open until 5:00 p.m., Eastern Time, on February 20, 2025 (the “Expiration Date”). The Fund reserves the right to adjust the Valuation Date to correspond to any extension of the Offer.

●	Shareholders of the Fund (the “Shareholders”) may tender all or a portion of their Shares.

●	If a Shareholder tenders Shares and the Fund purchases those Shares, the Fund will effect payment for those Shares in cash promptly after the NAV per Share as of the Valuation Date is finalized. Properly tendered Shares accepted by the Fund for purchase will be cancelled as soon as practicable after the Expiration Date. The Fund will not pay interest on the purchase price for this or any other reason.

●	If the Fund accepts the tender of any of your Shares, your proceeds will be funded from one or more of the following sources: cash on hand (including cash received from investments in the Fund), borrowings and/or proceeds from the sale of portfolio holdings.

●	If you elect to tender your Shares, you have the right to change your mind and withdraw your tendered Shares at any time until the Expiration Date or, if such tendered Shares have not been accepted by the Fund, at any time on or after February 20, 2025. If you would like to tender your Shares, you must complete the Letter of Transmittal enclosed with the Offer to Purchase, and return it as instructed in the Letter of Transmittal either (i) to the Transfer Agent, Computershare Trust Company, N.A. by (a) regular mail at P.O. Box 43011, Providence, RI 02940-3011 Attn: Corporate Actions or (b) overnight delivery at 250 Royall Street, Suite V, Canton, MA 02021 Attn: Corporate Actions; or (ii) by requesting that your broker, dealer, commercial bank, trust company or other nominee effect the tender for you. Your properly completed mailed Letter of Transmittal must be received prior to the Expiration Date. If you decide to tender, it is your responsibility to, and the Fund strongly recommends that you do, confirm receipt of your Letter of Transmittal by calling (800) 467-0743, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

●	In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Transfer Agent, as specified in the Letter of Transmittal, of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal.

●	The value of your Shares will likely change between the most recent time that the NAV was calculated and communicated to you and the Valuation Date (the date when the value of your investment will be determined for purposes of calculating the purchase price of your Shares).

●	Please note that just as you have the right to withdraw your tender of Shares, the Fund has the right to cancel, amend or postpone this offer at any time on or before the Expiration Date.

●	Shareholders should be aware that, if they tender Shares pursuant to the Offer, they will not be entitled to receive, with respect to tendered Shares that are accepted for repurchase by the Fund, any Fund dividends or distributions with a record date occurring on or after the date on which the Fund accepts the Shares for repurchase.

●	Shareholders whose Shares are accepted for repurchase by the Fund in the Offer will retain, with respect to such repurchased Shares, all rights to inspect the books and records of the Fund and to receive financial and other reports relating to the Fund until the payment is made for such repurchased Shares.

Item 2.    Issuer Information

(a)	The name of the issuer is abrdn Emerging Markets Equity Income Fund, Inc. (the “Fund”). The Fund is a Maryland corporation with its principal executive offices located at 1900 Market Street, Suite 200, Philadelphia, PA 19103 (telephone number (800) 522-5465). The Fund is a non-diversified closed-end fund. The Fund commenced operations on September 27, 1989.

(b)	As of the close of business January 13, 2025, there were 50,751,779 shares of the Fund’s common shares of beneficial interest, par value $0.01 per share (the “Shares”), outstanding. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 10,150,355 Shares that are properly tendered by holders of the Shares (“Shareholders”) and not properly withdrawn as described in the Offer to Purchase (the “Offer Amount”). The Shares subject to the Offer represent approximately 20% of the Fund’s Shares outstanding.

(c)	The Shares are traded on the NYSE American under ticker symbol ‘AEF’.

Item 3.     Identify and Background of Filing Person

The name of the filing person (i.e., the Fund and the subject company) is abrdn Emerging Markets Equity Income Fund, Inc. The Fund’s principal executive office is located at 1900 Market Street, Suite 200, Philadelphia, PA 19103 (telephone number (800) 522-5465).

The investment adviser of the Fund is abrdn Investments Limited (in its capacity as such, the Investment Adviser”) is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and regulated in the United Kingdom by the Financial Services Authority. The Investment Adviser's principal business address is 1 George Street, Edinburgh, EH2 2LL.

The members of the Fund’s Board of Directors (the “Board of Directors”) are Steven N. Rappaport, C. William Maher, Rahn Porter, and Nancy Yao. The address of each member of the Board of Directors is c/o abrdn Inc., 1900 Market Street, Suite 200, Philadelphia PA 19103, and the telephone number of each member of the Board of Directors is (215) 405-5700.

The executive officers of the Fund are Christian Pittard, President, Sharon Ferrari, Treasurer and Chief Financial Officer, Megan Kennedy, Secretary, and Joseph Andolina, Chief Compliance Officer. The address of each executive officer is c/o abrdn Inc., 1900 Market Street, Suite 200, Philadelphia PA 19103, and the telephone number of each executive officer is (215) 405-5700.

Item 4.    Terms of the Tender Offer

(a)            (i)    Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 10,150,355 Shares that are tendered by Shareholders by 5:00 p.m., Eastern Time, on February 20, 2025 and not withdrawn as described in Item 4(a)(1)(vi).

(ii)            The Fund will purchase Shares for cash at a price equal to 98% of the per Share NAV as of the close of the regular trading session of the NYSE American on the business day immediately after the day the Offer expires. Unless extended, the Offer will expire at 5:00 p.m., Eastern time, on February 20, 2025.

The Fund will pay for Shares properly tendered as soon as practicable after the Expiration Date (unless extended by the Company as described in the Offer to Purchase).

(iii)           The Offer will expire at 5:00 p.m., Eastern time on February 20, 2025, unless extended. The Fund may elect at any time to extend the Offer. If the Offer is extended, the Fund will issue a press release announcing the extension.

(iv)          Following the close of this Offer, the Fund will commence the measurement period of a 3-year conditional tender offer which will cause the Fund to conduct a one-time tender offer for twenty percent (20%) of its then issued and outstanding Shares on or before June 30, 2028, if the Fund’s total return investment performance measured on a NAV basis does not equal or exceed the total return investment performance of the MSCI Emerging Markets ex-China Index (Net Daily Total Return) during the period commencing on March 1, 2025 and ending on February 28, 2028. The price at which Shares are to be tendered and other terms and conditions of such tender offer would be determined by the Board in its discretion based on its review and consideration of the then-current size of the Fund, market conditions and other factors it deems relevant.

No other purchase offers, except those discussed above, are presently contemplated, but the Board reserves the right to do purchase offers in the future.

(v)           The Fund expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason, including the failure to satisfy any of the conditions, and thereby delay acceptance for payment of, and payment for, any Shares, by giving oral or written notice of such extension to the Depositary (as defined in the Offer to Purchase). There can be no assurance that the Fund will exercise its right to extend the Offer. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder's Shares. If the Offer is extended, the Fund will issue a press release announcing the extension.

(vi)           In accordance with the terms set forth in the Offer to Purchase, at any time prior to the Expiration Date, and, if the Shares have not by then been accepted for payment by the Fund, at any time prior to the earlier of (x) the time of such acceptance or (y) February 20, 2025, any Shareholder may withdraw all, but not less than all, of the Shares that the Shareholder has tendered.

(vii)         Shareholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to the Fund, at the address set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the Fund by mail or e-mail no later than 5:00 P.M., Eastern time, on February 20, 2025 (or, if the Offer is extended, no later than 5:00 P.M., Eastern time, on the latest applicable Expiration Date).

Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, a written notice of withdrawal of Shares tendered for purchase must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name(s) of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn (which may not be less than all of the Shares tendered by the shareholder) and, if one or more certificates representing such Shares have been delivered or otherwise identified to the Depositary, the name(s) of the registered owner(s) of such Shares as set forth in such certificate(s) if different from the name(s) of the person tendering the Shares. If one or more certificates have been delivered to the Depositary, then, prior to the release of such certificate(s), the certificate number(s) shown on the particular certificate(s) evidencing such Shares must also be submitted and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase).

All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by the Fund in its sole discretion, which determination shall be final and binding. Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. Withdrawn Shares, however, may be re-tendered for purchase by following the procedures described in Section 4 prior to the Expiration Date. Except as otherwise provided in this Section 5, tenders of Shares made pursuant to the Offer will be irrevocable.

(viii)        For purposes of the Offer, the Fund will be deemed to have accepted for payment any purchased Shares that are tendered for purchase when, as and if the Fund gives oral or written notice to the Depositary of its acceptance of such Shares for purchase pursuant to the Offer.

(ix)           If more than 10,150,355 Shares are duly tendered for purchase pursuant to the Offer (and not timely withdrawn as provided in Item 4(a)(1)(vi)), the Fund, subject to the conditions listed in Section 3 of the Offer to Purchase, will purchase Shares from participating shareholders in accordance with the terms and conditions specified in the Offer, on a pro rata basis (disregarding fractions) based upon the number of Shares duly tendered (and not timely withdrawn) by or on behalf of each shareholder. The Fund does not intend to increase the number of Shares offered for purchase, even if more than 10,150,355 Shares are tendered by all Shareholders in the aggregate.

(x)            The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of non-participating Shareholders and reducing the NAV per Share of the Fund. This reduction in the NAV per Share of the Fund will likely cause the ratio of the Fund's expenses to its NAV per Share to increase. Additionally, a reduction in the number of Shares issued and outstanding may reduce the liquidity and the depth of the trading market for Shares.

(xi)           Not applicable.

(xii)         Reference is made to Section 14 - United States Federal Income Tax Consequences of the Offer to Purchase, which is incorporated herein by reference.

(a)           (2)     Not applicable.

(b)           Any Shares to be purchased from any officer, Director or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares. To the Fund’s knowledge, none of the officers, Directors, or affiliates (with the exception of any Shareholders of the Fund who may be deemed to be affiliates solely due to their ownership of Shares) of the Company intends to tender Shares in the Offer.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements with Respect to the Issuer’s Securities.

(a-d)        Not applicable.

(e)            Reference to a Conditional Tender Offer is described above in Item 4(a)(1)(vi).

Item 6.    Purposes of this Tender Offer and Plans or Proposals

(a-c)         In December 2024, the Board of Directors approved a change to the Fund’s non-fundamental 80% investment policy to exclude investments in China. In approving this change, and in compliance with Rule 35d-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), the Board of Directors also approved a change in the name of the Fund to the abrdn Emerging Markets ex-China Fund, Inc., effective February 24, 2025.

In making its decision regarding the Offer; the Board considered: the recommendation of the Investment Adviser; potential costs of the Offer and the potential impact of the Offer on the Fund's asset size and expense ratio; the tax implications to the Fund and its Shareholders of conducting the Offer; the opportunity for liquidity to participating Shareholders provided by the Offer; that the Offer could enable Shareholders to tender a portion of their Shares at a price that is greater than what they could realize in the secondary market at that time; that the Offer is expected to have an accretive impact to NAV for shareholders who remain invested in the Fund; other steps the Board of Directors has taken or might take to address the discount and create additional liquidity; and the possibility that the Offer might reduce the Fund's trading discount on a short-term and long-term basis. The Board of Directors also considered the specific terms of the Offer, including pricing, the level of Fund assets and continued viability of the Fund following a tender offer.

After consideration of each of these factors, and to provide the Shareholders with a source of liquidity for their investments, the Board of Directors, in the exercise of their business judgment, unanimously approved the Offer based on a determination that the Offer is in the best interests of the Fund and all of its Shareholders.

Item 7.     Source and Amount of Funds or Other Consideration

(a-b)        To pay the aggregate purchase price of Shares accepted for payment pursuant to the Offer, the Fund anticipates that funds will first be derived from any cash on hand and then from the proceeds from the sale of portfolio securities held by the Fund. The selection of which portfolio securities to sell, if any, will be made by the Investment Adviser, taking into account investment merit, relative liquidity and applicable investment restrictions and legal requirements. To the extent the Fund does not have sufficient resources through cash on hand and the disposition of portfolio securities to purchase Shares in the Offer, it may finance a portion of the Offer through a revolving credit facility.

(c)	The Fund is paying the costs of conducting the Offer, which include the costs of printing and mailing materials to Shareholders, certain legal and filing fees and the fees and expenses of the Depositary and the Information Agent (as defined in the Offer to Purchase). Brokers, dealers or other institutions also may charge fees to a participating Shareholder for processing a purchase request and sending it to the Depositary.

(d)	None of the Fund, the Investment Adviser, and the Board of Directors has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer.

Item 8.     Interest in Securities of the Issuer

(a)	Securities Ownership. The information under the heading “Section 11 – Interests of Directors, Executive Officers and Certain Related Persons” in the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

(b)	No persons have been employed, retained, or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.  Financial Information

(a)	Reference is made to the audited financial statements of the Fund dated December 31, 2023, which were prepared by the Fund and filed with the SEC on Form N-CSR under the 1940 Act on March 11, 2024, and the unaudited financial statements of the Fund dated June 30, 2024, which were prepared by the Fund and filed with the SEC on Form N-CSR under the 1940 Act on September 9, 2024. Such financial statements are incorporated herein by reference in their entirety.

Reports and other information about the Fund are available on the EDGAR Database on the SEC’s Internet site (www.sec.gov), and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov.

(b)	Not applicable.

Item 11.    Additional Information

(a)           (1)            None.

(2)            None.

(3)            Not applicable.

(4)            Not applicable.

(5)            None.

(b)           Not applicable.

(c)           None.

Item 12.   Exhibits

(a)(1)(i)	Offer to Purchase.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Form of Notice of Guaranteed Delivery.
(a)(1)(v)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Form of Letter of Exchange/Transmittal.
(a)(2)	None.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	Text of press release issued on January 21, 2025.
(d)	None.
(g)	None.
(h)	None.
107	Calculation of Filing Fees Table.

Item 13.   Information Required by Schedule 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ABRDN EMERGING MARKETS EQUITY INCOME FUND, INC.

By:	/s/ Lucia Sitar

Name: Lucia Sitar, Esq.
Title: Vice President of the Fund
Dated: January 21, 2025

EXHIBIT INDEX

EXHIBIT

(a)(1)(i)	Offer to Purchase
(a)(1)(ii)	Form of Letter of Transmittal
(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(iv)	Form of Notice of Guaranteed Delivery
(a)(1)(v)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(vi)	Form of Letter of Exchange/Transmittal
(a)(5)	Press Release issued on January 21, 2025
107	Calculation of Filing Fee Exhibit